Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Supplementary Information and Management’s Discussion and Analysis
For the period ended November 30, 2018

This Management’s Discussion and Analysis is prepared as of January 11, 2019

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of January 11, 2019, and focuses on the Company’s financial condition and results of operations for the period ended November 30, 2018. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018 together with the notes thereto (the “Financial Statements”).

The Company prepares its interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars”, “$” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the U.S. dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

•	the timely completion of additional required financings and potential terms thereof;

•	the repayment, and compliance with the terms of, indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below);

•	the completion of the DFS (defined below) and the approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	cash flow estimates and assumptions;

•	future events or future performance;

•

governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	the Company’s additional financing requirements;

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient additional cash flow to make payment on its indebtedness under the LMM Facility (defined below) and the Company’s convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company’s wholly owned subsidiary located in South Africa (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited (“Waterberg JV Co.”) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the “Waterberg Project,” the group of exploration projects that came from a regional target initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa, in the event of a default under the LMM Facility or any new secured indebtedness;

•	the Company’s negative cash flow;

•	the Company’s ability to continue as a going concern;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	the Company’s ability to regain compliance with NYSE American continued listing requirements;

•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

•

any disputes or disagreements with the Company’s other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company (“Mnombo”) or the former 17.1% shareholder of Maseve, Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”);

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

•	risks relating to possible litigation arising from stage two of the sale of Maseve Investments 11 Proprietary Limited (“Maseve”);

•

the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

•	the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest among the Company’s officers and directors;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2020 (the “MRPDA”);

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares of the Company;

•	the risk that the Company’s Common Shares may be delisted;

•	volatility in the price of the Common Shares;

•	possible dilution to holders of Common Shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable; and

•	other risks disclosed under the heading “Risk Factors” in this MD&A.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

On September 27, 2018, the Minister of Mineral Resources announced the implementation of the Broad Based SocioEconomic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”) which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised Black Economic Empowerment (“BEE”) ownership shareholding requirements for mining rights holders. ‘Implementation Guidelines’ to Mining Charter 2018 were published on December 19, 2018. Some uncertainty exists in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Waterberg JV Co. filed a mining right application on August 30, 2018 which was accepted before Mining Charter 2018 became effective and therefore a mining right issued pursuant to Waterberg JV Co.’s application need only comply with the BEE shareholding requirements of Mining Charter 2010. Once the Waterberg Project mining right is granted, Waterberg JV Co. will have a period of 5 years within which to increase its BEE shareholding to 30%. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs as detailed below, and if so, in what percentages.

A new mining right granted after the coming into effect of Mining Charter 2018 must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right, which must be distributed as to (i) a minimum of 5% non-transferable carried interest to qualifying employees; (ii) a minimum of 5% non-transferrable carried interest to host communities, or a minimum 5% equity equivalent benefit; and (iii) a minimum of 20% effective ownership in the form of shares to a BEE entrepreneur, a minimum of 5% which must preferably be for women.

The equity equivalent benefit relating to communities refers to a 5% equivalent of the issued share capital, at no cost to a trust or similar vehicle set up for the benefit of host communities. The intention behind introducing this alternative is so that communities accessing the benefit of ownership will not be delayed. The host community would receive an economic benefit as if it was the holder of a 5% equity interest.

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

Mining right holders may claim an equity equivalent offset against a maximum 5% of a BEE Entrepreneur shareholding for beneficiation in accordance with a Department of Mineral Resources (“DMR”) approved Beneficiation Equity Equivalent Plan.

Mining Charter 2018 also sets deadlines by which the BEE shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

Existing mining right holder who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right, but not for any period of renewal thereof.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programmes, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

Mining right holders must promote economic development through developing and/or nurturing small, medium and micro enterprises and suppliers of mining goods and services. Within 6 months of implementation of Mining Charter 2018, right holders must submit a 5-year plan indicating incremental implementation of inclusive procurement targets.

Holders must spend a minimum of 70% of their total mining goods procurement expenditure (excluding non-discretionary expenditure) on South African Manufactured Goods (with a local content of at least 60%) on procurement from stipulated BEE entities.

Mining right holders may invest in enterprise and supplier development against which they may offset their procurement obligations in accordance with the prescripts laid down in Mining Charter 2018.

A minimum of 70% of a holder's total research and development budget must be spent on South African based research and development entities, either in the public or private sector and only South African based companies or facilities can be utilized for the analysis of all mineral samples across the mining value chain.

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include -

o	Board - a minimum of 50% are Historically Disadvantaged Persons (“HDP's”), 20% of which must be women;

o	Executive Management - a minimum of 50% are HDP's at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women;

o	Senior Management - a minimum of 60% are HDP's proportionally represented, 25% of which must be women;

o	Middle Management - a minimum of 60% are HDP's, proportionally represented, 25% of which must be women;

o	Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women;

o	Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its Social and Labour Plan (“SLP”)) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

Mining right holders must meaningfully contribute towards Mine Community Development with “biasness” towards mine communities both in terms of impact as well as in keeping with the principles of the social license to operate. This element, together with the ownership element are ring-fenced and require 100% compliance at all times. In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in prescribed and approved SLPs, to be published in English and one or two other languages commonly used within the mine community. Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with SLPs.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder. Any amendments and/or variations to commitments set out in SLPs (including budgets) shall require approval in terms of section 102 of the MPRDA, and right holders will be required to consult with mine communities.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition. Under Mining Charter 2018, holders must submit housing and living conditions plans to be approved by the DMR after consultation with organized labor and the Department of Human Settlement. To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles, the Housing and Living Conditions Standard Guidelines shall be reviewed by the DMR within the near future.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets. The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than R150 million.

Mining right holders who have a turn-over of less that R10 million per annum are exempt from the following elements/targets set out in the Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees); Inclusive Procurement Targets; as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets.

Mining right holders who have a turn-over of between R10 million and R 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Inclusive Procurement Targets; Employment Equity Targets (at group level); and Mine Community Development Targets. The Company expects that once Waterberg JV Co. becomes a mining right holder it will be required to comply with the above noted elements/targets.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Any such non-GAAP measures should be read in conjunction with our financial statements.

1.          DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option (the “Purchase and Development Option”) to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares (the “Maseve Sale Transaction”). The Maseve Sale Transaction occurred in two stages. Stage one was completed on April 5, 2018 when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). Stage two (the “Share Transaction”) was completed on April 26, 2018 with the release of 4.87 million RBPlat common shares from escrow, worth approximately $9.1 million at that time, of which 4.52 million RBPlat shares was payable to the Company and the balance to Africa Wide. A final cash payment to the Company required pursuant to the Maseve Sale Transaction was made on May 29, 2018, funded by the release of Maseve’s R58 million environmental bond, valued at $4.6 million on May 29, 2018. The Company’s 4.52 million RBPlat shares were sold on December 14, 2018 and net proceeds of $8.0 million was paid to LMM against the LMM Facility on January 11, 2019.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consists of approximately 9 individuals, as further described below:

  Including managers and staff there are 6 employees at the Company’s Johannesburg office.

  There are currently 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to completion of the DFS. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Drilling related to the DFS is now complete, resulting in staff reductions from 26 to 3 individuals.

2.          PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 4 of the Company’s November 30, 2018 condensed consolidated interim financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction. Details follow:

  Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its sale proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs.

  Implats acquired an option (the “Purchase and Development Option”) whereby upon completion and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and to earning a further 22.815% interest by committing to an expenditure of $130.2 million in development work.

  The closing of the exercise of the Purchase and Development Option will be subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days of the completion and approval of the DFS, the salient terms of a financing for development and mining, including a signed financing term sheet from prospective funders, subject to final credit, internal approvals and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

  Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

  If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

  Implats acquired a right of first refusal to enter into an offtake agreement for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project.

Waterberg Project – Recent Activities

During the period ended November 30, 2018, approximately $3.0 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $34.3 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $65 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At November 30, 2018, Mnombo owed the Company approximately $3.7 million for funding provided.

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. The updated independent 4E resource estimate followed the completion of a drilling campaign in 2018, resulting in increased confidence in the estimated mineral resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories increased by 1.46 million 4E ounces to an aggregate 26.34 million 4E ounces. Inferred mineral resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone measured and indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone measured and indicated mineral resources increased in grade from 3.88g/t 4E (from the 2016 Pre-Feasibility Study (“PFS”) – see below) to 4.51 g/t 4E.

All of the preceding was estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade. See tables below.

T-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
			Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	3 098 074	1.19	2.09	0.05	0.90	4.23	0.160	0.090	13 105	0.421
Indicated	2.5	18 419 181	1.34	2.31	0.03	0.87	4.55	0.197	0.095	83 807	2.694
M+I	2.5	21 517 255	1.32	2.28	0.03	0.88	4.51	0.192	0.094	96 912	3.116
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84 263	2.709
F-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
			Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133 705	4.299

On November 16, 2018 Platinum Group filed a National Instrument 43-101 technical report on the above updated mineral resources entitled “Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa” (the “October 2018 Waterberg Report”). Technical information in this MD&A regarding the Waterberg Project is derived from the October 2018 Waterberg Report. In addition, a SAMREC 2016 compliant mineral resource statement has been prepared and signed-off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Mineral resources in the October 2018 Waterberg Report are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person believes the differences are not material and the standards may be considered the same. Mineral resources that are not Mineral Reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty.

Readers are directed to review the full text of the October 2018 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 2.5 meters. Drilling will continue in the future at the Waterberg Project and the deposit is still open for expansion. Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Since the prior Waterberg mineral resource estimate and technical report were completed in October 2016, the joint venture, at the direction of its technical committee, completed a further 61,394 meters of drilling in 143 new drill holes targeting the T and the F Zones. An additional 125 deflections from the original mother holes were also drilled. A total of approximately 26,000 new assay samples were completed along with 5,000 reference samples and quality control blanks. All of this new drilling and assay data was considered and assessed by the October 2018 Waterberg Report. Since the publication of the October 2018 Waterberg Report a further 4,127 meters of drilling in 4 new drill holes has been completed for inclusion and assessment in the DFS.

Geotechnical studies and ground work have also been undertaken during 2018 for purposes of the DFS in order to identify and establish stable and suitable ground for mining infrastructure development. Work has included the excavation of 20 test pits to a depth of 5 meters using a chain excavator. Each 5 meter deep test pit was individually excavated, profiled and backfilled. In addition, a total of 15 shallow geotechnical engineering boreholes were drilled.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

Waterberg JV Co. has applied for a mining right and detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is ongoing. The application for a mining right has been accepted by the DMR. Consultation with stakeholders has been in a positive climate of mutual respect.

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. A recent cooperation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Drilling by Waterberg JV Co. has identified some potable water resources. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have the potential for usage for both mining and local communities.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

The joint venture partners target the completion of the DFS at the end of March, 2019. Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital are a part of the DFS work now underway. Consideration of certain optimization possibilities, such as the use of backfill and further assessment of exact vent raise and decline locations could possibly extend the timeline for completion of the DFS by one to three months. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation. Personnel from Implats and the Company recently visited Northern Ontario with Stantec to observe active bulk underground mining operations which demonstrate the mining methods being modelled for application at Waterberg in the DFS.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of adjacent, granted and applied for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. This transaction was considered a taxable item in South Africa, that was offset with other tax-deductible losses and utilization of unrecognized taxable losses. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. As described in JOGMEC’s press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

3.          DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)          Liquidity, Capital Resources and Going Concern

Share Consolidation

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018. The purpose of the consolidation was to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement. All share numbers in this MD&A are on a pre-consolidation basis unless otherwise noted.

Recent Equity Financings

On May 15, 2018, the Company announced the closing of a private placement of 15,090,999 units at a price of $0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one non-listed common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. The private placement was the initial strategic investment of Hosken Consolidated Investments Limited (“HCI”) into the Company. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

On May 15, 2018, the Company also closed a marketed offering of 117,453,862 units, including 3,453,862 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $0.15 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one listed common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. HCI subscribed for 24,909,000 units of this public offering. As of the date of this MD&A 227,000 warrants from this public offering have been exercised resulting in gross proceeds of $38,590 to the Company.

The following is a reconciliation for the use of proceeds from the May 15, 2018 private placement and the May 15, 2018 offering:

Use of Proceeds	May 15, 2018 private placement	May 15, 2018 offering	Aggregate Amount	Actual to November 30, 2018
Debt repayment towards the LMM Facility and production payment termination fees due to LMM	$1,366	$10,634	$12,000	$12,000
General corporate purposes	$898	$6,984	$7,882	$5,913
TOTAL	$2,264	$17,618	$19,882	$17,913

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company’s election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company was not able to redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Also, effective July 1, 2018 the Company issued 7,579,243 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Also, effective January 1, 2019 the Company issued 545,721 (post-consolidation) common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

LMM Facility

On November 20, 2015, the Company drew down $40 million from a secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017, February 12, 2018, May 1, 2018, May 11, 2018, August 21, 2018, October 18, 2018 and December 14, 2018 (collectively, the “LMM Credit Agreement”), with LMM. The interest rate on the LMM Facility is LIBOR plus 9.5% .

After the May 11, 2018 amendments to the LMM Facility the Company was required to (i) raise a minimum of $15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018, (ii) apply the first $12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018, and (iii) not otherwise be in default under the LMM Facility. The Company met all of these conditions and as a result: (a) the LMM Facility maturity date was extended to October 31, 2019, (b) a previous requirement to raise a further $20 million in subordinated debt and/or common shares before July 31, 2018 was eliminated, and (c) interest will continue to accrue and be capitalized until the maturity date. The Company will also be required to pay against any amounts due pursuant to the LMM Facility, 50% of any financings in excess of $500,000 of subordinated debt, common shares and/or securities convertible into common shares as well as 50% of the proceeds upon the exercise of common share purchase warrants.

In April and May, 2018 a total of $23.1 million of the amount owed to Liberty was paid, consisting of $11.1 million from proceeds of the Maseve Sale Transaction and $12.0 million from the Required Financing (see “Recent Equity Financings” at item 3. A above for details). After the production payment termination fee ($15 million) was paid the remaining $8.1 million was applied against the LMM Facility and accrued interest. As at November 30, 2018 $48.7 million was owed to Liberty on the loan facility principal and accrued interest. Subsequent to the end of the period, on January 11, 2019 $8.0 million in net proceeds from the sale of the Company’s 4.52 million RBPlat shares was paid and applied against the LMM Facility and accrued interest.

Effective April 10, 2018, after repayment by the Company of an aggregate $46.98 million to extinguish the first ranking Sprott Facility, LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

Bank Advisory Fees

For several years BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) have both provided strategic advisory services to the Company under a formal engagement. Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent. Pursuant to the Maseve Sale Transaction and the Implats Transaction, BMO and Macquarie earned fees in aggregate of approximately $3.8 million. In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Initial Purchase of the Implats Transaction. In October 2017, the Company also agreed with BMO and Macquarie to pay them an aggregate balance of approximately $2.8 million for their strategic advisory fees earned, as soon as practicable following the repayment of both the Sprott Facility and the LMM Facility. Macquarie’s right to payment of their share of earned and outstanding advisory fees survives the termination of their engagement with the Company.

Going Concern

The Company currently has limited financial resources. At November 30, 2018, $48.7 million was owed on the LMM Facility. The amount owed on the LMM Facility was further reduced in January 2019 when $8.0 million in net proceeds from the sale of marketable securities, being 4.52 million RBPlat common shares, was realized and paid to LMM. The remaining debt under the LMM Facility, including all principal and accrued interest, matures on October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are due on the Notes. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Contractual Obligations

The following table discloses the Company’s contractual obligations as at November 30, 2018:
(in thousands of dollars)

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$362	$455	$347	$-	$1,164
Contractor payments	1,823	-	-	-	1,823
Convertible Note[1]	1,391	2,749	21,364	-	25,504
LMM Facility	54,633	-	-	-	54,633
Totals	$58,209	$3,204	$21,711	$-	$83,124

1The Convertible Note and related interest can be settled at the Company’s discretion in cash or common shares of the Company.

Accounts Receivable and Payable

Accounts receivable at November 30, 2018 totaled $0.2 million (August 31, 2018 - $0.9 million) being comprised mainly of South African value added taxes refundable. Accounts payable and accrued liabilities at November 30, 2018, totaled $4.2 million (August 31, 2018 - $3.6 million) with the increase due to the payables related to Waterberg.

B)          Results of Operations

Period Ended November 30, 2018

For the period ended November 30, 2018, the Company had a net loss of $5.6 million (November 30, 2017 – net loss of $12.4 million). This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $5.9 million being recognized in the first quarter of fiscal 2018 in the previous comparable period. Other items include interest expense of $2.5 million in the current period ($4.1 million November 30, 2017) with the decrease due to less debt outstanding the current period. A foreign exchange loss of $1.2 million was recognized in the current period (November 30, 2017 $3.1 million loss) due to a further decrease in the value of the Canadian Dollar relative to the US Dollar in the current period. During the current period a loss of $2.2 million was recognized on the valuation of embedded derivatives whereas a gain of $2.1 million was recognized in the previous comparable period, due largely to the increase in market value of the Company’s shares. The currency translation adjustment recognized in the period is a gain of $2.8 million (November 30, 2017 - $4.3 million gain) due to the Rand increasing in value relative to the U.S. Dollar.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

(In thousands of dollars, except for share data)

Quarter ended	Nov. 30,	Aug. 31,	May 31,	Feb.28,
	2018	2018	2018	2018
Net finance income(1)	$277	$234	$153	$223
Net loss(2)	(5,640)	(3,419)	(10,721)	(14,440)
Basic loss per share (pre-share consolidation)(3)	(0.02)	(0.01)	(0.06)	(0.09)
Total assets(4)	46,225	41,849	44,250	105,433
Quarter ended	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
	2017	2017	2017	2017
Net finance income(1)	$129	$233	$180	$349
Net loss(2)	(12,444)	(303,783)	(227,850)	(56,288)
Basic loss per share (pre-share consolidation)(3)	(0.08)	(2.05)	(1.37)	(0.39)
Total assets(4)	99,625	100,528	364,872	587,326

Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net loss by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017, May 31, 2017 and February 28, 2017 impairment charges of $309 million, $152 million and $55 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2017 there were share-based compensation expenses. Net loss can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company has in the past held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2018, May 31, 2017, February 28, 2017 and November 30, 2016 the Company’s assets increased compared to prior periods as a result of equity or unit offerings.

4.          Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.          Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the period ended November 30, 2018 $24 ($61 – November 30, 2017) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the period ended November 30, 2018, the Company accrued payments of $14 ($14 – November 30, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. All amounts due from West Kirkland have been received subsequent to period end.

iii.

On May 15, 2018 the Company closed a private placement for 15,090,999 units HCI. Also, on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. See “Recent Equity Financings” at item 3. A above for more details. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of November 30, 2018, including shares purchased on the open market, HCI owned approximately 15.07% of the Company’s outstanding common shares. HCI was not a Related Party at the time of the private placement but became such as a result of said private placement.

iv.

During fiscal 2016 the Company entered into a loan facility agreement with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. Please see Liquidity, Capital Resources and Going Concern section above for further details on the current terms of the LMM Facility.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

6.          Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7.          Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At November 30, 2018, before the Share Consolidation (defined below) there were 291,259,110 common shares outstanding, 132,319,861 common share purchase warrants outstanding (exercise price US$0.17) and 3,085,500 incentive stock options outstanding (exercise prices of C$2.00 to C$13.00) . The Company completed a reverse stock split of the Company’s common shares, effective December 13, 2018, on the basis of one new share for ten old shares (1:10) (the “Share Consolidation”). At January 11, 2019, post Share Consolidation and after the issue of 545,721 post consolidation common shares on January 2, 2019 in settlement of bi-annual interest payable on outstanding Notes, and after the issue of 200 post consolidation shares on exercise of common share purchase warrants at a price of $1.70 per share on January 4, 2019, the Company had 29,671,832 post Share Consolidation common shares outstanding. During the period the Company made no changes to the terms or exercise price of outstanding options. Outstanding options were adjusted to conform with the Company’s announced consolidations of its common shares effective January 2016 and December 2018.

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company had reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017. In order to maintain its listing, the Company submitted a plan of compliance on May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019. On June 21, 2018 the NYSE American notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide.

On May 23, 2018 the Company received a letter from NYSE American stating that it is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the Company Guide due to the low selling price of the Company’s common shares. In order to maintain its listing, the Company was required to demonstrate sustained price improvement no later than November 23, 2018, or the Company would be required to effect a reverse stock split of the Company’s common shares by November 23, 2018. Although the Company’s share price did improve subsequent to May 23, 2018, the improvement was not sufficient to comply with continued listing standards. On November 20, 2018 the Company announced a reverse stock split of the Company’s common shares, effective December 13, 2018, on the basis of one new share for ten old shares (1:10). As a result of the reverse stock split the NYSE American advised the Company on December 26, 2018 that it had regained compliance with the NYSE American’s low selling price standard.

Note that unless specifically described as being “post-consolidation”, information regarding issued and outstanding common shares, options, warrants and weighted average number and per share information in this MD&A has not been retrospectively restated to reflect the one for ten reverse stock split described above.

The Company is not currently in compliance with all NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

8.          Risk Factors

The Company is subject to a number or risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.

In September 2018, the Company reported that it was in receipt of a summons issued by Africa Wide whereby Africa Wide had instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Sale Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction. RBPlat consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in the Form 20-F, which was also filed as the Company’s form of AIF, and as well as in the documents incorporated by reference therein. The Form-20F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

9.          Outlook

The positive outlook for palladium, the potential for a palladium supply deficit and the rising price of the metal has been commented on by market analysts recently. The Company’s key business objective is to advance the palladium dominant Waterberg Project to completion of a DFS and a construction decision. The Company is working closely with its partners Implats, JOGMEC and Mnombo through a technical committee of the Joint Venture on all the aspects of the DFS and the community consultation process as part of its mining right application and environmental authorization process. The teams are working well together, drawing on the diverse South African and international experience of the partners to maximize the value of the large scale Waterberg Project for all stakeholders. Under the terms of the Implats Transaction a forward DFS budget of $10.0 million was established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Total DFS costs to November 30, 2018, including some work prior to the Implats transaction, total approximately $12.49 million ($9.54 million as of August 31, 2018 and $6.8 million as of May 31, 2018). Drilling to increase the confidence in certain areas of the known mineral resource to the measured category was completed in May 2018 and an updated resource estimate for use in the DFS was published on October 25, 2018. Remaining DFS work consists primarily of engineering and modelling work and the complement of personnel on the project site has been reduced to only a few people at this time.

Results from the updated Waterberg resource estimate as reported in the October 2018 Waterberg Report are aligned with previous estimates and expectations, with 6.26 million 4E ounces now recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories increased by 1.46 million 4E ounces to 26.34 million 4E ounces (242.5 million tonnes at 3.38 g/t 4E comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium). Inferred mineral resources are estimated at 7.0 million 4E ounces (66.67 million tonnes at 3.26 g/t 4E). The T zone measured and indicated mineral resources have increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E cut-off grade, which is the preferred scenario for the project. Please refer to the October 2018 Waterberg Report for additional information regarding the updated mineral resource estimate.

Engagement with utilities and the local municipality for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS.

Waterberg JV Co. filed a mining right application on August 30, 2018 based substantially on the results of the October 2016 Waterberg Report. The mining right application was accepted by the DMR on October 10, 2018.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium-term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap. The Company continues to review and assess corporate and asset level strategic alternatives with advisors.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the Form 20-F, which was also filed as the AIF.

10.        Critical Accounting Estimates and Change in Accounting Standards

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s significant accounting policies and critical accounting estimates applied in the interim financial statements are the same as those applied in Note 2 of the Company’s annual consolidated financial statements as at and for the year ended August 31, 2018, except for the adoption of IFRS 9, Financial Instruments, (“IFRS 9”) effective for fiscal periods beginning on or after January 1, 2018.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Assumption of control of Mnombo for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have full knowledge of Mnombo’s other shareholders activities.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

Change in Accounting Policy – IFRS 9

The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of September 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model.

As the Company is not restating prior periods, management has recognized the effects of modified retrospective application at the beginning of the November 30, 2018 reporting period, which included the date of initial application. Therefore, on September 1, 2018 the adoption of IFRS 9 resulted in a decrease in deficit of $5.8 million with a corresponding increase in the carrying value of the Liberty loan for the same amount. See note 5 of the November 30, 2018 financial statements for further details.

The following is the Company’s new accounting policy for financial instruments since adoption of IFRS 9 on September 1, 2018:

Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and the debt’s contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Loans and receivables	Amortized cost
Marketable securities	Available for sale (designated through profit and loss)	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities:
Accounts payable	Other liabilities	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debenture	Other financial liabilities	Other financial liabilities
Convertible debenture derivative	Fair value through profit or loss	Fair value through profit or loss
Warrants	Fair value through profit or loss	Fair value through profit or loss

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2018

11.        Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period ended November 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

12.        Other Information

Additional information relating to the Company for the period ended November 30, 2018 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2018 together with the notes thereto as well as the Form 20-F, which was also filed as the Company’s form of AIF.

13.        List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters
John Copelyn